ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Forward Funds		04692114B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 22, 2015	June 22, 2014 to December 31, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on December 31, 2015

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Forward Funds		04692114B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 22, 2015	June 22, 2014 to December 31, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

Forward Securities, LLC

Forward Management LLC

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00(1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Forward Funds		04692114B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 22, 2015	June 22, 2014 to December 31, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Rider No. 2 to this Bond is hereby deleted in its entirety, effective as of 12:01 a.m. on June 22, 2015, Standard Time at the Principal Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN7.0-00 (10/08)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

Forward Funds		04692114B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 22, 2015	June 22, 2014 to December 31, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Rider No. 10 to this Bond is hereby deleted in its entirety, effective as of 12:01 a.m. on June 22, 2015, Standard Time at the Principal Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN7.0-00 (10/08)

The Trustees of Forward Funds approved the following authorizations on June 9, 2015:

ANNUAL CONSIDERATION OF FIDELITY BOND AND D&O/E&O POLICY

WHEREAS:	In consideration of the fidelity bond issued by ICI Mutual Insurance Company (“Fidelity Bond”), the Board of Trustees (the “Board”) of Forward Funds (the “Trust”) has given due consideration to all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the series of the Trust (the “Funds”) to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the Funds, the number of other parties named as insured, the nature of the business activities of each of the parties, the amount of coverage under the Fidelity Bond, the amount of the premium; and

WHEREAS:	The Board has determined the amount of coverage under the Fidelity Bond and the amount of coverage under the Directors and Officers/Errors and Omissions Policy issued by ICI Mutual Insurance Company (“D&O/E&O Policy”) to be adequate and reasonable; now therefore be it

RESOLVED:	That the Fidelity Bond, for the period from June 22, 2015 to December 31, 2015, with the coverages and premiums as described at the meeting be, and hereby is, approved on behalf of the Trust;

RESOLVED:	That the Treasurer and Secretary of the Trust be, and each of them hereby is, designated as an officer responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended;

RESOLVED:	That the D&O/E&O Policy, for the period from June 22, 2015 to December 31, 2015 with the coverages and premiums as described at the meeting be, and hereby is, approved on behalf of the Trust; and

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.